February 2, 2024

VIA EDGAR

Mr. Brian McAllister

Ms. Kimberly Calder

Ms. Liz Packebusch

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	Proficient Auto Logistics, Inc. Draft Registration Statement on Form S-1 Submitted December 22, 2023 CIK No. 0001998768

Ladies and Gentlemen:

This letter sets forth the response of Proficient Auto Logistics, Inc. (the “Company”) to the comment letter, dated January 19, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s draft Registration Statement on Form S-1 initially submitted with the Commission on December 22, 2023 (the “Registration Statement”). For convenience of reference, the comments contained in the Staff’s letter are reprinted below in italics, followed by the Company’s responses. In addition, the Company is hereby filing Amendment No. 1 to the Registration Statement on Form S-1/A (the “Amended Registration Statement”) with the Commission. Please note that the Company intends to include in its next amendment the financial statements for the year-ended December 31, 2023.

Summary, page 1

1.	Please revise here and throughout your filing, as appropriate, to prominently disclose that you currently have no combined operating history and are dependent upon this offering to complete the Combinations.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 1, 6 and 37 of the Amended Registration Statement.

The Combinations, page 4

2.	Please provide an organizational diagram reflecting your corporate structure upon completion of the offering.

Response: An organizational chart has been added in response to the Staff’s comment. See “Prospectus Summary — The Combinations.”

Risk Factors, page 12

3.	Please add a risk factor discussing circumstances, such as termination of the Combination agreements or failure to meet closing conditions, that would affect the timing of this offering.

Response: The disclosure has been revised in response to the Staff’s comment. See “Risk Factors — Risks Related to Our Business and Operations — The Combinations and this offering are dependent upon each other. There can be no guarantee that the closing of the Combinations, and therefore this offering, will occur.”

Our business depends upon compliance with numerous government regulations, page 13

4.	Refer to the third sentence of the fourth paragraph of this risk factor. Please clarify how, if at all, the California laws (and similar laws in other states, if any) currently affect your operations.

Response: The disclosure has been revised in response to the Staff’s comment. See “Risk Factors — Risks Related to Our Business and Operations — Our business depends upon compliance with numerous government regulations” and “— Our engagement of independent contractors to provide a portion of our capacity exposes us to different risks than we face with our company drivers.”

Market, Industry and Other Data, page 29

5.	Please disclose the basis for your statements about your competitive position within your industry. For example, we note disclosures that you are one of the largest non-union auto transportation companies, have one of the largest fleets, and comprise one of the largest pools of non-unionized drivers.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 2, 3, 4, 36, 54 and 55 of the Amended Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

6.	We note on page 9 that you indicate the pro forma financial statements start on page F-3. However, there is no placeholder on page F-3 for the pro forma financial statements. Please tell us how you intend to satisfy the presentation and disclosure requirements to provide the pro forma financial information required by Article 11 of Regulation S-X for the proposed combination of the founding companies.

Response: The index to financial statements contains a placeholder for the pro forma financial statements that will be included in the registration statement when the financial statement for the year ended December 31, 2023 are included.

7.	Please tell us what consideration you have given to supplementing your discussion of historical results and operations for the individual founding companies with a discussion based upon pro forma financial information reflecting your proposed combination. If you decide to include a supplemental discussion based on Article 11 of Regulation S-X, please ensure that your discussion of pro forma information is not presented with greater prominence than the discussion of your historical financial information, and that you also include disclosure explaining how the pro forma presentation was derived, why management believes this presentation to be useful, and any potential risks associated with using such a presentation.

Response: At present, the Company does not expect its pro forma results of operations for the year ended December 31, 2023 to be significantly different than its results of operations for the year ended December 31, 2023. As a result, the Company believes that the present presentation provides more information to investors than supplementing its discussion of historical results and operations for the individual Founding Companies with a discussion based upon pro forma financial information reflecting the proposed combination. The Company will reevaluate this once the pro forma financial results for the year ended December 31, 2023 are completed.

8.	We note discussion under Results of Operations for the different companies indicating metrics may exist for total number of miles driven, units delivered, rate per mile paid to drivers, cost per gallon of diesel fuel and miles per gallon realized. Please add disclosure of relevant metrics to related discussions.

Response: The Company will revise the disclosure where relevant to include key metrics for 2023 and 2022 in response to the Staff’s comment once the financial statements for the year ended December 31, 2023 are completed.

9.	We note your disclosure at page 18 that, recently, you have experienced increased costs to purchase, lease, or build service centers as a result of inflation, increased interest rates, changes in supply chains, increased costs for raw materials and labor, and increased demand for supplies. To the extent possible please quantify the impact of these events on your business. In this regard we also note disclosure at page 46 of certain impacts of inflation on the operations of Proficient Transport.

Response: The disclosure on page 18 describes impacts of the current economic environment. The Company is not able to quantity the impact of the general environment on its business. The disclosure on page 46 has been revised in response to the Staff’s comment. See page 47 of the Amended Registration Statement.

Non-GAAP Financial Measure, page 39

10.	EBITDA should only include adjustments for interest, taxes, depreciation and amortization. Your measure includes the effect of net gains on the sale of equipment. Please modify the title of your non-GAAP measure or revise the measure to remove net gains on the sale of equipment where it is disclosed in this prospectus. We refer you to Question 103.01 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The financial statements of the Founding Companies for the year ended December 31, 2023 will show depreciation and amortization without netting out gains on the sale of equipment. When those financial statements are complete, the disclosure will be revised in response to the Staff’s comment.

Blue Chip Base Comprised of Leading Automotive Original Equipment Manufacturers, page 57

11.	We note your disclosure that you possess dedicated, multi-year contracts with each of your OEM customers. Please revise your disclosure to clarify whether you are the exclusive provider for these customers.

Response: The disclosure has been revised in response to the Staff’s comment. See “Prospectus Summary — Competitive Strengths — Blue Chip Customer Base Comprised of Leading Automotive Original Equipment Manufacturers” and elsewhere.

Operating Strategy, page 58

12.	We note the strategies discussed in this section. To the extent that you intend to integrate or leverage the operations of the Founding Companies, please revise to describe in greater detail your plan and anticipated timeline for doing so. In addition, please discuss the expected costs, if known.

Response: The disclosure has been revised in response to the Staff’s comment. See “Prospectus Summary — Our Strategy — Achieving Operating Efficiencies” and elsewhere.

Overview of the Founding Companies, page 59

13.	Please revise to clarify how the Founding Companies were identified and describe your negotiations and the relevant factors considered. Please also discuss whether other potential companies were evaluated and, if so, why they were not selected.

Response: The disclosure has been revised in response to the Staff’s comment. See “Business – Overview of the Founding Companies.”

Executive Compensation, page 70

14.	Please update your executive compensation disclosure for your fiscal year ended December 31, 2023, including all disclosure required under Item 402 of Regulation S-K. Refer to Item 402 of Regulation S-K and Question 117.05, Compliance & Disclosure Interpretations of Regulation S-K.

Response: The disclosure has been revised in response to the Staff’s comment. See “Executive Compensation.”

Certain Relationships and Related Persons Transactions
The Combination with the Founding Companies, page 76

15.	We note your disclosure that you did not obtain independent valuations, appraisals or fairness opinions to support the consideration that you agreed to pay pursuant to the Combination Agreements. Please highlight this circumstance in a related risk factor. Also, revise to discuss how your management determined such consideration was fair, and more fully describe the types of synergies you expect to realize from each acquisition.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 61 and 78 of the Amended Registration Statement. See also “Risk Factors — Risks Related to Our Business and Operations — There has been no independent valuation of the Founding Companies to support the consideration that we agreed to pay, which means the Founding Companies may be worth less than the purchase price,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business — Overview of the Founding Companies.”

16.	Please revise to address whether any of the companies you are acquiring as part of the Combinations will compete against one another for business and, if so, how you will resolve any conflicts that arise as a result.

Response: Response: The disclosure has been revised in response to the Staff’s comment. See “Prospectus Summary – Our Strategy — Operating Strategy — Maintain Local Expertise.”

Index to Financial Statements, page F-1

17.	We note that the founding companies present depreciation and amortization, net of gain on the sale of equipment in the statements of income. This presentation is not permitted by SAB Topic 5.B. Please revise the presentation to show these amounts separately in the statements of income.

Response: The presentation will be revised in the Founding Companies’ financial statements for the year ended December 31, 2023, which will be filed in a subsequent amendment.

Delta Automotive Services, Inc. and Affiliates

Note 1 - Summary of Significant Accounting Policies, page F-32

18.	We note you adopted ASU 2016-02 during the year ended December 31, 2022. Please tell us how you comply with the transitional disclosure required by ASC 842-10-65 and quantitative requirements at ASC 842-20-50-4.

Response: The disclosure will be revised in Founding Companies’ financial statements for the year ended December 31, 2023, which will be filed in a subsequent amendment.

Deluxe Auto Carriers Inc. and Affiliate

(14) Subsequent Events, page F-59

19.	Please revise your subsequent events disclosure to explain that you entered into a stock purchase agreement to become acquired by a subsidiary of Proficient Auto Logistics, Inc.

Response: The signing of the stock purchase agreement will be reflected in the Founding Companies’ financial statements for the year ended December 31, 2023, which will be filed in a subsequent amendment. In addition, we modified the language in the subsequent event footnote in response to the Staff’s comment.

Sierra Mountain Group, Inc. and Affiliate
(14) Subsequent Events, page F-75

20.	Please revise your subsequent events disclosure to explain that you entered into a stock purchase agreement to become acquired by a subsidiary of Proficient Auto Logistics, Inc.

Response: The signing of the stock purchase agreement will be reflected in the Founding Companies’ financial statements for the year ended December 31, 2023, which will be filed in a subsequent amendment. In addition, we modified the language in the subsequent event footnote in response to the Staff’s comment.

Tribeca Automotive Inc. and Affiliate

Revenue Recognition, page F-86

21.	Please explain why recognition of revenue at a point in time rather than over time is appropriate. As part of your response, tell us how you considered the guidance in ASC 606-10-25-27, ASC 606-10-55-5 and 55-6 in determining your accounting treatment.

Response: The presentation will be revised to recognize revenue over time, which will be filed in a subsequent amendment.

Tribeca Automotive Inc. and Affiliate

Other Matters, page F-91

22.	Please revise to provide the information required by Item 103 of Regulation S-K for the ongoing class action lawsuit in which Tribeca is a defendant. Please include disclosure identifying the name of the court in which the proceedings are pending and the principal parties thereto.

Response: The disclosure has been revised in response to the Staff’s comment. See “Business – Risk Management, Insurance and Litigation.” and “Financial Statements – Tribeca Automotive, Inc. and Affiliates – Notes to the Financial Statements – Note 17.”

Exhibits

23.	Please file all material contracts as exhibits to your registration statement or advise us why you do not believe you are required to do so. In this regard we note your disclosure at page 13 that you are dependent on existing contracts with a small number of customers for a large portion of your revenue, and your disclosure at page 45 that Proficient Transport has a revolving line of credit with a financial institution that allows it to borrow up to $18,000,000. Refer to Item 601(b)(10) of Regulation S-K.

Response: All material contracts will be filed as exhibits to the Registration Statement.

General

24.	Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances.

Response: The Company acknowledges the Staff’s comment and will provide to the Staff, on a supplemental basis, the requested information, once an estimated offering range has been determined.

25.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and will provide to the Staff, on a supplemental basis, all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

* * * *

We would like to express our appreciation for your prompt attention to the Registration Statement and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (415) 412-7448 or our counsel, Edward S. Best of Mayer Brown LLP (312-701-7100).

Sincerely,

PROFICIENT AUTO LOGISTICS, INC.

By:	/s/ Ross Berner
Name:	Ross Berner
Title:	President

Cc:	Edward S. Best, Esq., Mayer Brown LLP